April 6, 2012

Re:	Delphi Automotive PLC (the “Company”)

Registration Statement on Form S-4

Registration No. 333-179829

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on April 10, 2012 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Delphi Automotive PLC

By:	/s/ David M. Sherbin
Name:David M. Sherbin
Title: Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

[Acceleration Request Letter]